U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                        Commission File Number: 000-50482
                                                ----------

(Check  One):

[ ] Form 10-K and Form 10-KSB [ ] Form 11-K [ ] Form 20-F
[X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

     For  Period  Ended:   March  31,  2005
                        ----------------------

[ ]  Transition  Report  on  Form  10-K  and  Form  10-KSB
[ ]  Transition  Report  on  Form  20-F
[ ]  Transition  Report  on  Form  11-K
[ ]  Transition  Report  on  Form  10-Q  and  Form  10-QSB
[ ]  Transition  Report  on  Form  N-SAR

For  the  Transition  Period  Ended:

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
            Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

MEDINA INTERNAIONAL CORP.
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Full Name of Registrant

N/A
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Former Name if Applicable

#1305 - 1090 WEST GEORGIA STREET
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Address of Principal Executive Offices (Street and Number)

VANCOUVER, BRITISH COLUMBIA, V6E 3V7
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City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check appropriate box)

[X]       (a)  The reasons  described in  reasonable  detail in Part III of this form  could  not be  eliminated  without  unreasonable  effort or expense;
[X]       (b)  The subject annual report,  semi-annual report, transition report on Form  10-K,  10-KSB,  20-F,  11-K or Form  N-SAR,  or  portion thereof  will  be  filed  on or  before  the  15th  calendar  day following  the  prescribed  due date;  or the  subject  quarterly report or  transition  report on Form  10-Q,  10-QSB,  or portion thereof  will be  filed  on or  before  the  fifth  calendar  day following the prescribed due date; and
[ }       (c)  The  accountant's  statement  or other  exhibit  required by Rule
               12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K. 20-F, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Form 10-QSB for the fiscal period ended March 31, 2005 will not be submitted on time due a situation where the workload exceeded available personnel (unscheduled absences due to illness). The Registrant was unable to complete analysis of all financial and non-financial information needed to be included in the report. Therefore we respectfully request an extension. The report will be completed and filed prior to May 20, 2005.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Nick DeMare                    (604)               685-9316
     ---------------------------------------------------------------------------
     (Name)                       (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                               [X]  Yes  [ ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               [ ]  Yes  [X]  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                           MEDIAN INTEAANTIONAL CORP.
                    ----------------------------------------
                  (Name of Registrant as specified in charter)
    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date   May  16,  2005                  By /s/  Nick DeMare
    -----------------                  -----------------------------------------
                                       Nick DeMare, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notification must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

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